LION LAND BERHAD (415-D)

A Member of The Lion Group

27 December 2001

02015014

SUPPL

02 FEB -8 AM 8:59

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 24 December 2001, Re: Seventy-First Annual General Meeting;

b) General Announcement dated 24 December 2001, Re: Extraordinary General Meeting; and

c) General Announcement dated 24 December 2001, Re: Extraordinary General Meeting.

Please contact the undersigned if you have any queries.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dlw 2/11

Form Version 2.0

General Announcement

Ownership transfer to LLB on **24-12-2001 05:28:51 PM**
Submitted by LLB on **24-12-2001 05:34:14 PM**
Reference No **LL-011224-412EB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Seventy-First Annual General Meeting

* **Contents :-**

We are pleased to inform that at the Seventy-First Annual General Meeting of the Company held on 24 December 2001, the shareholders have approved the following :

1. the payment of a first and final dividend of 0.1% less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2001; and

2. all other resolutions tabled including the following ordinary resolution transacted as special business :

   ORDINARY RESOLUTION

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

Form Version 2.0

General Announcement

Ownership transfer to LLB on 24-12-2001 05:28:51 PM
Submitted by LLB on 24-12-2001 05:34:42 PM
Reference No LL-011224-412EC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following special resolutions at the Extraordinary General Meeting of the Company held on 24 December 2001 :

SPECIAL RESOLUTION 1
PROPOSED AMENDMENTS TO THE OBJECT CLAUSES
OF THE MEMORANDUM OF ASSOCIATION

"That the existing Clause 60 and Clause 69 shall be deleted and substituted therefor with the following :

Clause 60

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

Clause 69

To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital; and otherwise to assist any such person or company."

LION LAND BERHAD (415-D)

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

"That the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 30 November 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

....
Secretary

24 DEC 2001

Form Version 2.0

General Announcement

Ownership transfer to LLB on **24-12-2001 05:28:51 PM**
Submitted by **LLB** on **24-12-2001 05:34:56 PM**
Reference No **LL-011224-412ED**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolutions at the Extraordinary General Meeting held on 24 December 2001 :

ORDINARY RESOLUTION 1
Proposed Shareholders' Mandate for Recurrent Related Party Transactions
of a Revenue or Trading Nature

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange, approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 8 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not detrimental to the minority shareholders of the Company;

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held, provided that such transactions are made on an arm's length basis and on normal commercial terms and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

LION LAND BERHAD (415-D)

Secretary

ORDINARY RESOLUTION 2
Ratification of Recurrent Transactions

with the AMB Group and LCB Group, being related parties in its ordinary course of business in the sale of steel bars, wire rods, hot briquetted iron, billets and other steel related products (which amounted to RM315 million) and purchase of scrap iron and other steel related products (which amounted to RM55 million) during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

24 DEC 2001

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

26 December 2001

02 FEB -8 AM 8:59

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 24 December 2001, Re: Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of LSM") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **24-12-2001 05:23:18 PM**
Reference No **AA-011224-38EA1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of LSM")

* **Contents :-**

On 28 November 2001, the Company announced that the Foreign Investment Committee ("FIC") has via their letter dated 24 November 2001 approved the Proposed Disposal of LSM subject to the following conditions:

(a) LSM reduces its foreign equity interest to not more than 30% before 31 December 2002; and
(b) LSM increases its Bumiputera equity interest to not less than 30% before 31 December 2002.

The Company wishes to announce that on 20 December 2001, SMC had submitted their appeal to FIC on the following:

(i) that FIC would allow SMC to retain 51% equity interest in LSM; and
(ii) that FIC would allow SMC to have more time to comply with the condition stated in (b) above.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

24 DEC 2001